UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Japan Airlines to Add Up to 27 E-Jets to its Fleet

São José dos Campos, Brazil, August 28, 2014 – Embraer S.A. has signed a firm order with Japan Airlines (JAL) for a total of 15 E-Jets comprising the E170 and the E190 jets models, as well as for an additional twelve E-Jets family options. The value of the firm order is estimated at USD 677 million, based on 2014 list prices. The order will be included in Embraer’s 2014 third-quarter backlog. All aircraft will be operated by Japan Airlines’ wholly owned subsidiary, J-Air, which has headquarters at Osaka’s Itami Airport. This order is added to the existing 15 E170s that the airline currently flies. New deliveries of E-Jets are scheduled from 2015.

“We have been operating our E-Jets for five years and the aircraft have achieved an outstanding 99.7% dispatch reliability. They are efficient and have displayed exceptional performance,” said Yoshiharu Ueki, Representative Director, President of Japan Airlines. “Having the combination of E170s and E190s in our fleet will give us greater flexibility, enabling us to match capacity with demand on routes within our existing and future networks. Our passengers have been impressed with the space and comfort on board our E170. They value the fact that there is no middle seat.”

“This repeat order by Japan Airlines is an affirmation of the added value that E-Jets have brought to its operations over the years – it has enabled the airline to grow its domestic network in a sustainable way,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “The E-Jets have a proven global track record and we look forward to the operational debut of the E190s in Japan. It is a reaffirmation of the family concept to see the E190 complementing the E170 fleet also in Japan, enhancing J-Air’s operations, and delivering a seamless passenger experience across its network. The airline will also benefit from the high level of commonality between the two E-Jet types.”

J-Air currently operates 176 daily flights across its network of 21 cities that include Osaka-Itami, Sapporo, Sendai, Kagoshima, Miyazaki, and Fukuoka.

About Japan Airlines (JAL)

JAL, Japan Airlines Co., Ltd. (www.jal.com), through its six subsidiaries, flies the company’s current 15 E170 jets on domestic routes operating from four hub airports. Recent restructuring, implemented due to rising fuel costs, is strengthening and refocusing the Group in Japan and throughout Asia.

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to purchase them on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer